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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934



                        PREMIER RESEARCH WORLDWIDE, LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   740568 10 0
                                 (CUSIP Number)

                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                           Attn: Keith W. Kaplan, Esq.
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 569-4143
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                   Page 1 of 5



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_______________________________________________________________________________

CUSIP No.  740568100             SCHEDULE 13D/A             Page 2 of 5 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Ira Lubert - ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       83,333
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       83,333
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             90,666
            (Reporting Person disclaims beneficial ownership of 7,333 Shares)
______________________________________________________________________________



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_______________________________________________________________________________

CUSIP No.  740568100             SCHEDULE 13D/A              Page 3 of 5 Pages
_______________________________________________________________________________


   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.3%(1)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT



(1) The percent of class represented by the amount in row 11 reflects the Reporting Person's beneficial ownership of the Issuer's common stock.


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_______________________________________________________________________________

CUSIP No.  740568100             SCHEDULE 13D/A            Page 4 of 5 Pages
_______________________________________________________________________________





                                  SCHEDULE 13D
                                  ------------

The Schedule 13-D of the filing person is hereby amended as follows:

Item 5            Interest in Securities of the Issuer
------------------------------------------------------

         Item 5 of Schedule 13D is amended in its entirety as follows:

                  "On December 31, 1999, Mr. Lubert ceased to be the beneficial owner of more than 5% of the Common Stock of PRWW. On that date, Mr. Lubert sold 916,668 shares in a private transaction to LLR Equity Partners, LP, an investment fund, of which Mr. Lubert is a co-founder. The sale price for the transaction was $6.00 per share."

                  "After these sales, Mr. Lubert may be deemed the beneficial owner of 90,666 shares of the Common Stock of PRWW, representing approximately 1.3% of the outstanding Common Stock of PRWW (based on 6,862,250 shares of Common Stock issued and outstanding as reported in PRWW's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999)."

                  "Of such shares, 7,333 shares are owned by a trust for the benefit of Mr. Lubert's minor daughter. Mr. Lubert has no ability to vote or direct the vote or to dispose of or direct the disposition of the shares owned by the trust, and Mr. Lubert disclaims beneficial ownership thereof."

                  "Mr. Lubert possesses the sole power to vote or to direct the vote and to dispose or direct the disposition of the 83,333 shares of Common Stock of PRWW owned by him."

                  " Except for the foregoing transaction, no other transactions have been effectuated by Mr. Lubert in the Common Stock of PRWW during the preceding 60 day period."



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_______________________________________________________________________________

CUSIP No.  740568100             SCHEDULE 13D/A             Page 5 of 5 Pages
_______________________________________________________________________________




                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 7, 2000
Date



                                                                 /s/ Ira Lubert
                                                                 ---------------
                                                                 Ira Lubert